FORM C-AR

Annual Company Report 2021

Sharswood 1 CF, LLC

AMENDED APRIL 19, 2021

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	Sharswood 1 CF, LLC (the Company)
State of Organization (not necessarily where the company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	November 7, 2019
Kind of Entity (Check One)	_______ Corporation __X___ Limited Liability Company _______ Limited Partnership
Street Address	3525 I Street Philadelphia, PA 19134 Delaware Registered Agent Office: Registered Agent Solutions, Inc. 9 E. Loockerman Street, Suite 311 Dover, DE 19901
Website Address	www.mosaicdp.com

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Gregory Reaves	
All positions with the Company and How Long for Each Position	**Position:** Co-manager of the Manager, Sharswood 1 SPNSRS, LLC	**How Long:** Since November 7, 2019
Business Experience During Last Three Years (Brief Description)	Real estate developer	
Principal Occupation During Last Three Years	Managing member of Mosaic Development	

Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:**

Person #2

Name	Brian Murray	
All positions with the Company and How Long for Each Position	**Position:** Co-manager of the Manager, Sharswood 1 SPNSRS, LLC	**How Long:** Since November 7, 2019
Business Experience During Last Three Years (Brief Description)	Real estate developer	
Principal Occupation During Last Three Years	Managing member of Shift Developers, LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Sharswood 1 SPNSRS, LLC, Manager

§227.201(d) – The Company's Business and Business Plan

About the Market

Sharswood Commons ('the Project") has increased in size from the original 230,000 square feet planned to a 246,219 square foot mixed-use project planned for 2077 Ridge Avenue, in the North Philadelphia neighborhood of Sharswood, a low-income community with historical economic challenges, in Philadelphia.[1] It is a part of a comprehensive neighborhood plan spearheaded by the Philadelphia Housing Authority (PHA) to stabilize and rebuild the neighborhood.[2]

The Sharswood section of North Philadelphia is one of Philadelphia's new and upcoming redevelopment areas, adjacent to the newly developed Brewerytown and Fairmount neighborhoods. The Project is located in census tract 4210103900 (the "Census Tract"). According to the US Census Bureau, this census tract has a poverty rate of 52.6% and is considered a severely distressed neighborhood. Median income in the census tract is $18,875 and average income is even lower at $11,586.

In addition, the census tract is in a Qualified Opportunity Zone. Opportunity Zones, which are economically distressed census tracts designated by the state governments where new investments, under certain conditions, may allow some investors to claim tax benefits and delay paying taxes on capital gains, depending on multiple factors and how long they hold investments in the "qualified opportunity zone property" in an area designated as a Qualified Opportunity Zone.

PHA created the Sharswood/Blumberg Redevelopment Initiative with the support of a $500,000 Choice Neighborhoods Initiative Planning Grant from the U.S. Department of Housing and Urban Development.[3]This initiative creates a targeted and coordinated development model that is designed to maximize the economic benefits of neighborhood revitalization.

Using PHA's eminent domain powers, PHA reclaimed more than 1,200 mostly vacant and abandoned properties to effectively implement this plan. To date, PHA has demolished the Blumberg Towers, assembled parcels for redevelopment, spearheaded the reopening of the Vaux High School, and commenced construction of affordable housing units. Most importantly, PHA's new office headquarters opened in December 2018 and is located at 2013 Ridge Avenue and serves as an anchor for the redevelopment efforts of the Project. Its $45 million office complex brings more than 600 employees and visitors each day to create a catalyst for new business and housing opportunities. In addition, PHA relocated its police department to its headquarters.[4]

As a part of the redevelopment of the commercial corridor, PHA selected Mosaic Development Partners, LLC ("Mosaic") through an RFP process to assist in redeveloping the Ridge Avenue commercial corridor. As the redevelopment objectives grew in scope, Mosaic selected Shift Capital ("Shift") as a co-development partner to assist with the overall development of a strategic plan. They formed Sharswood

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1 http://www.ocfrealty.com/naked-philly/brewerytown/shopping-center-coming-soon-ridge-next-pha-hq
2 https://philly.curbed.com/2017/6/22/15852458/philly-housing-headquarters-groundbreaking-sharswood
3 http://www.sharswoodblumberg.com/
4https://www.phillytrib.com/news/local_news/philadelphia-housing-authority-opens-new-m-headquarters/article_03d698ef-47d7-5c00-9873-3edbc3adadc5.html

Partners, LLC ("Sharswood Partners"or the "Sponsor") to develop the Project. PHA is also a 50% owner in Sharswood 1 SPNSRS, LLC, an affiliate of Shift and Mosaic and will receive a pro rata ownership return.

PHA's Sharswood Neighborhood Plan includes 1,203 new housing units and is expected to include 100,000 square feet of new office and nearly 500,000 square feet of new commercial space and represents a total investment of approximately $529,000,000 in the Sharswood/Blumberg neighborhood. These resources, which are primarily public dollars, are being leveraged with private investments in order to have a meaningful and lasting impact that actually transforms the community from its current condition into a vibrant business corridor with new jobs and opportunities for community residents.[5]The new community is planned to include quality mixed-income housing, outdoor community space, access to fresh food options, healthcare services, new modern school options and employment and social services that cater to the needs of the community. To accomplish all this, PHA has reformed its capital investment strategy, established a long list of public, private, and university partners, and reorganized its internal management of redevelopment projects. PHA has aligned its ideas, policy, and finances to be able to achieve its goal of transforming a targeted community.[6]

About the Project

The Reg CF offering sought to raise $100,000 in equity for the Project, which will serve as an anchor on the Ridge Avenue commercial corridor and is the first phase of the redevelopment effort in Sharswood. Located at 2077 Ridge Avenue in Philadelphia's 19121 zip code, this 246,219 square foot mixed-use project is planned as four condominium commercial units which will include 101 residential units, ranging in size and affordability.[7]

It is hoped that the Project will contribute to significant reduction of blight, as part of a comprehensive neighborhood plan, along with the revitalization of an important commercial corridor. While many projects are already under construction or completed, additional planned community development initiatives include new high-quality affordable housing, local job creation, neighborhood-serving retail and commercial services and public green space. To date, the area's high school has been reopened, 83 affordable homes have been built, Habitat for Humanity is currently constructing an additional 20 homes and PHA is converting a building to create 94 senior housing units.[8] [9] [10] [11]

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[5]https://static1.squarespace.com/static/53765450e4b02c5d20505681/t/5665f2b040667a0e20c943a5/1449521840727/2015-Blumberg+Transformation+-+RevisedPlan-web23.pdf

[6]https://static1.squarespace.com/static/53765450e4b02c5d20505681/t/5665f2b040667a0e20c943a5/1449521840727/2015-Blumberg+Transformation+-+RevisedPlan-web23.pdf

[7]https://www.google.com/maps?q=2000+ridge+ave+philadelphia&um=1&ie=UTF-8&sa=X&ved=0ahUKEwj5y-OcrvDlAhVOL6wKHWNbBN0Q_AUIEigB

[8] http://www.pha.phila.gov/pha-news/pha-news/2016/school-district-of-philadelphia-unveils-innovative.aspx

[9] http://www.pha.phila.gov/pha-news/pha-news/2018/blumberg-83.aspx

[10]http://www.pha.phila.gov/pha-news/pha-news/2016/pha-habitat-for-humanity-to-preserve-and-build-more-homes-in-sharswood.aspx

[11] https://www.philasun.com/local/pha-begins-36-9m-major-rehab-senior-high-rise-new-streets-project-sharswood/

Job creation ranks high on Mosaic's and Shift's community impact list. The co-sponsor, Mosaic Development Partners, is a certified Minority Business Enterprise (MBE) and is committed to meeting the needs of the community. Mosaic has a strong track record for hiring MBE/WBE firms to consult on and construct its development projects. They plan to work with the general contractor to ensure certain hiring goals are met and they expect over 200 construction jobs and over 200 permanent jobs to be generated through the Project. Seventy percent of the permanent jobs created by the Project are expected to be made available to local community residents. To achieve this goal, we expect to engage with local community development entities, PHA and small businesses in the area will post job openings at their offices. We also plan to host job fairs in churches and community centers in the community to inform residents of job opportunities.

Sharswood 1, LLC (the "Project Entity"), an affiliate of the Company expects to borrow funds to complete the Project and enter into a ground lease with PHA. Ground leases generally represent the ownership of land underlying commercial real estate properties, which are leased on a long-term basis (often 30 to 99 years) by the landowner acting as the landlord to a tenant that will own the improvements and buildings on top of the land. In this case PHA will be the landlord and the Project Entity will be the tenant. The ground lease will have a term of 99 years and an annual payment of $1.00. The ground lease is not final; however, we expect that the Project Entity will be responsible for taxes, maintenance and insurance as well as all operating costs and capital expenditures. The ground lease is also expected to include a sharing of cash flow and sales profits with PHA once certain internal rates of returns are achieved. Ground leases typically provide that at the end of the lease term or upon a tenant default, the land, building and all improvements revert back to the landlord. Therefore, neither the Project Entity nor any of its affiliates will ever own the Property. PHA will retain ownership of the real estate indefinitely. The ground lease will grant the Project Entity the right to construct and control the activities on the land, subject to compliance with the terms of the ground lease. The Project Entity anticipates having a leasehold interest in the land, which will be used as collateral for a leasehold mortgage. As outlined in the Development Agreement between PHA and Sharswood Developers, LLC, PHA will have an option to acquire the Project based on to be determined terms.

The Project is planned to incorporate multiple commercial condominium units that will be subject to the terms of a declaration of condominium. A declaration of condominium is recorded and outlines the legal description of the condominium property, describes the commercial condominium units and the common areas that will be jointly owned, the percentage interest and voting rights of the commercial condominium units. Each unit will pay its pro rata share of maintenance, repairs and expenses of all common areas, landscaping and other shared amenities. Each unit will have a separate deed, which will be recorded, and be subject to certain restrictive covenants. A condominium association will be formed, a board of directors and officers will be installed to manage the condominium and collect condominium fees. It is anticipated that either PHA or the Project Entity will be the declarant.

Initially, Grocery Outlet Supermarket and Everest Urgent Care are expected to rent the condominium units, with the option to purchase the units after 10 years, as outlined in their leases or following the Project Entity's sale of its ground lease interest. The Project Entity plans to use a certain portion of its condominium to develop the residential units and to lease other portions to Santander Bank, multiple

restaurants or eateries, such as Wing Stop and additional commercial retail tenants. [12] [13] [14] The original 101 residential units planned, have been down-sized to 98 units, with a slightly updated mix including 18 studios, 54 one-bedroom, 23two-bedroom, and 3 three-bedroom apartments. While initially 80%of the apartments were planned to be rented at market rate, that number has been reduced to 54% of the units.Market rate is defined as rents that fall between 81 - 120% of Area Median Income (AMI), a metric calculated by the U.S. Department of Housing and Urban Development (HUD) to determine the income eligibility requirements of federal housing programs). The remaining 46% of the units will be rented as affordable units at Fair Market Rent using Project Based Vouchers from PHA. While PHA is a condominium owner, the costs of construction of the parking garage will not be financed by this Offering.

The Project is expected to cost approximately $38 million to build. A combination of tax credits, grants and debt will be used to support the Project's construction and development, as a result the financing structure is complicated. See Exhibit A for detailed sources and uses.

The Project has support from the community and Council President Darrell Clarke for the 5th District. The development team will be working this winter to finalize zoning, construction plans and the final capital stack with an intended closing in the first quarter of 2020. Construction is expected to take 18 months, with completion anticipated to be in the third quarter of 2021.

The development team currently includes the following specialists, attorneys and consultants:

Developer	Sharswood Partners, LLC	
Architect	Wulff Architects	
Landscape Architect	Roof Meadows	WBE
Civil Engineer	Rodriguez Consulting	MBE
Geotech Engineer	GeoStructures	
Structural Engineer	Larsen & Landis	
Tax Credit Consultant	Robert Jacobs Consulting	
Tax Credit, Opportunity Zones & Securities Counsel	Dionne Savage, Esq., Savage & Associates Law Group, P.C.	WBE
General Counsel	Christopher Booth, Esq.	MBE
NMTC Allocatees	Commonwealth Cornerstone Group, Philadelphia Industrial Development Corporation and Capital One, National Association	

[12] https://www.everestmedicalpa.com/
[13] https://www.santanderbank.com/us/personal
[14] https://www.wingstop.com/

Special Inspector	CMT	WBE
Tax Credit Investor	Capital One	
Leverage Lender	Philadelphia Housing Authority	

About the Developer

The developer of the Project is Sharswood Partners, LLC, a partnership between Mosaic and Shift. Mosaic and Shift are two community-focused developers based in Philadelphia that have agreed to work as co-developers to assist PHA in the redevelopment of the Ridge Avenue commercial corridor. [15] [16]

Mosaic Development Partners is a Philadelphia based, commercial real estate development firm founded, in 2008, by Gregory Reaves and Leslie Smallwood-Lewis. Mosaic primarily focuses on the redevelopment and rehabilitation of commercial properties in underserved urban communities. Since 2012, Mosaic and its partners have secured and invested more than $70 million in Philadelphia neighborhoods, resulting in hundreds of construction and full-time jobs, eliminating blight, improving conditions in high crime areas and spurring additional investment in those communities. Mosaic brings significant creativity and analytical ability to each project.

Mosaic has successfully used unique and viable finance instruments (largely in the form of local, state and federal loans and tax credits) that help stabilize and grow neighborhoods. By partnering with municipalities, established developers, not-for- profit organizations and government entities, Mosaic has leveraged its investments and revitalized struggling communities.

Some recent examples of Mosaic's projects include Golaski Labs, Eastern Lofts, Edison Square and Edison 64. [17] [18] [19] [20]

Gregory Reaves, the managing member of Mosaic Development, and a Manager of Sharswood Partners has spent more than 30 years working at all levels in corporate and private industries. [21] He graduated from Howard University, Washington, DC, with a Bachelor of Science in Chemical Engineering. He also played Division I soccer in college. As a business professional, Gregory has acquired significant expertise in healthcare, commercial real estate development, government relations, domestic and international public and entrepreneurship. He is trained as a Fasttrac facilitator and has provided training to more than 200 entrepreneurs and business owners in New York and Delaware.

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[15] https://www.mosaicdp.com/
[16] http://shiftcapital.us/
[17] https://www.smallchange.com/projects/Golaski-Labs
[18] https://www.mosaicdp.com/eastern-lofts
[19] https://www.mosaicdp.com/edison
[20] https://www.mosaicdp.com/edison-64
[21] https://www.linkedin.com/in/greg-reaves-5050661a/

Leslie Smallwood-Lewis, co-founder and member of Mosaic Development, graduated from Brown University with a Bachelor of Science in Psychology.[22] After graduating from Brown, Leslie attended Villanova University School of Law. She practiced law before joining the Goldenberg Group, a regional mid-sized real estate development firm, where she rose to Senior Vice-President of Development. In 2008 she co-founded Mosaic Development Partners with Gregory Reaves and has developed over $70 million of transformative projects in Philadelphia.

Shift Capital is a social impact real estate firm that deploys development strategies in underserved neighborhoods by aligning capital and long-term community success. They are a Certified B Corporation® working to minimize the negative impacts of gentrification while positively impacting communities affected by inter-generational poverty. They seek to accelerate job creation, improve health and safety, and offer quality housing through thoughtful development that helps catalyze shared prosperity.

To date, Shift Capital has invested over $60 million in the communities above Lehigh Avenue along Kensington Avenue (Harrowgate/Juniata) and at the intersection of Broad Street & Erie Avenue (Hunting Park) with plans to invest an additional $70 million over the next several years. They own 1.5+ million square feet of industrial and mixed-use properties and 110+ low-rise residential units. They have created 500+ temporary and 500+ full-time jobs focusing on hiring and supporting local, minority and women-led businesses.

A full list of projects can be found at Shift Capital's website.[23] Some recent examples of Shift Capital's projects include:

- **MaKen Studios North & South.** Two multi-tenant office buildings totaling 250,000 square feet of space, completed in 2017. The $30 million project has brought over 500+ jobs into the neighborhood of Kensington. [24]
- **J-centrel**. This $20 million project, with 116+ unit residential project and 30,000 square feet of commercial space is scheduled for completion in 2020. It is anticipated to be the most civically engaged project in the City of Philadelphia by providing residential tenants with rent rebates in exchange for volunteering in their local neighborhood.[25]

Brian Murray is co-founder of Shift Capital, an impact urban real estate group driving mission-oriented capital, collaborative resources and inclusive strategies into underserved communities.[26] Through his work at Shift, Brian is focused on finding better solutions at the intersection of society's most difficult urban challenges - intergenerational poverty, urban revitalization, access to opportunity, and community displacement.

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[22] https://www.linkedin.com/in/leslie-smallwood-lewis-04b72249/
[23] http://shiftcapital.us/investments/
[24] http://makenstudios.com/
[25] http://shiftcapital.us/project/j-centrel/
[26] https://www.linkedin.com/in/jbrianmurray/

Brian spent the majority of his career outside of the real estate space, starting his career at PricewaterhouseCoopers as an auditor. He moved into the technology space where he helped found two start-ups, before joining the Peace Corps and completing his MBA. While in graduate school, Brian observed the growing interest in impact investing - investing with a purpose. It was at this time he made his first real estate investment and discovered the importance of socially minded development. He hasn't looked back since.

Brian is a graduate of The College of New Jersey and received his MBA from Yale School of Management. He is the co-founder of Arete Youth Foundation, focused on youth development in the Roma communities of Bulgaria. He has two daughters that keep him young at heart and on his toes.

About the Change

SMALL CHANGE INDEX™

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	
Transit oriented development	✓	Minimized site disturbance		Reduced parking	✓

Key Deal Points

- **High impact.** Local job creation and addition of quality goods and services
- **Affordable housing**. New, high quality, affordable housing
- **Local services.** New goods and services in a severely distressed community
- **Green.** New public green space
- **Opportunity Zone.** Project located in a federally designated Opportunity Zone**.**
- **Supports the big picture.** Part of a comprehensive neighborhood plan.

About the Finances

The total amount needed to build the Project totals approximately $38 million. Along with the $2,200,000 raised through the Reg CF offering and the concurrent 506(c) offering , it is anticipated that funds will be raised through grants, debt and equity raised through New Markets Tax Credits ("NMTC").

The NMTC program is administered by the Community Development Financial Institutions Fund of the U.S. Treasury ("CDFI Fund") and provides a 39% federal tax credit to investors who make qualified equity

investments into a qualified community development entity (“CDE”), that in turn makes a loan or equity investment in low-income communities. The tax credit is claimed over a seven-year credit allowance period. Capital One will serve as the sole investor in the NMTC transaction. CDEs are privately managed community development entities certified to make certain investments based on the CDFI Fund’s regulations. Philadelphia Industrial Development Corporation (“PIDC”), Commonwealth Cornerstone Group and Capital One (the “CDEs”) will collectively contribute $28.5 million in tax credit allocation to the Project. NMTCs are subject to 100% recapture during the seven-year credit allowance period and restricts prepayment of principal as outlined in the Internal Revenue Code of 1986, as amended; therefore, the Project is restricted from being sold or refinanced for a minimum of seven years.

The closing for the development project occurred on October 28th. Final financing for Sharswood 1, LLC is reflected in the table below:

Project Sources and Uses at Closing For Sharswood 1, LLC	**% of total**	**Amount**
Construction Soft Costs	6.15%	$2,330,182
Financing Costs	5.34%	$2,024,060
Reserves	1.31%	$497,500
Developer Fee	6.07%	$2,300,000
Hard costs	81.13%	$30,742,951
Total Project Costs		**$37,894,692**
Project Sources		
Redevelopment Assistance Capital Program (RACP)	5.28%	$2,000,000
PIDC Subordinate loan	1.58%	$600,000
Loan A - CCG XLVII	30.33%	$11,493,900
Loan B - CCG XLVII	12.34%	$4,676,100
Loan A - PIDC 34	18.05%	$6,841,000
Loan B - PIDC 34	7.54%	$2,859,000

Loan A - COCRF 92	3.61%	$1,368,200
Loan B - COCRF 92	1.67%	$631,800
Multi-Modal Transportation (MTF Grant)	1.06%	$400,000
PHA Direct Loan - QALICB	5.32%	$2,014,900
PHA Direct Loan - Urgent Care-POB	6.99%	$2,650,000
Member Equity	6.23%	$2,359,792
Total Project Sources		**$37,894,692**

For more detail, please review Exhibits A and B.

Investor Return.

Under the Company's LLC Agreement, all distributions will be made in the following order of priority to all Investor Members (both of this Company and the company conducting the Reg D Offering) and based on each Investor's respective investment amount, after the bank and other loans have been repaid.

1) First, the Available Cash shall be distributed to the Investor Members, pro rata in accordance with their Percentage Interests until they have received their Priority Return of 7% for the current year.
2) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members pro rata in accordance with their Percentage Interests until they have received any shortfall in the Priority Return for any prior year.
3) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members pro rata in accordance with their Percentage Interests until they have received a full return of their Unreturned Investment.
4) Fourth, the balance of the Available Cash, if any, shall be distributed:
    a) 70% to the Investor Members; and
    b) 30% to the Manager.

The table below illustrates our estimate of how much the full equity investment of $2,200,000 from Small Change investors, including $150,000 from the Sponsor, is anticipated to receive in return if the Project Entity sold its interest in the ground lease after 10+ years of operations at the projected capitalization rates of 7.5%. Is it anticipated that after 10+ years of operations investors will not only have received an annual Priority Return of 7%, but that they will also have received their equity investment back. At that point, distributions may continue, but with 30% going to the Sponsor and 70% to Investor Members.

Because the Project is in a Qualified Opportunity Zone, and has Qualified Opportunity Fund investors, the Project will not be sold before 10 years, at the earliest. In addition, the Project cannot be refinanced before seven years without written approval from the NMTC lenders.

Anticipated Return on a $1,000 Investment	**7.5% CAP rate**	**7% CAP rate**
7% Priority Return to all Investors over 10 Years	$1,139,320	$1,139,320
Return of Equity, paid down through cash flow	$2,200,000	$2,200,000
Anticipated Net Operating Income, year of sale	$1,829,768	$1,829,768
Capitalized Value	$24,396,904	$26,139,540
Less anticipated balance on loans	$15,145,619	$15,145,619
Anticipated after-sales cash available	$9,251,285	$10,993,921
Anticipated Return on $1,000 Investment		
Pro-rata percentage share of total Equity	.0004	.0004
Pro-rata share of 7% Priority Return	$456	$456
Return of Equity	$1,000	$1,000
Pro-rata share of Profit from sale	$3,700	$4,398
Total Anticipated Return	**$5,156**	**$5,854**

Caution: This table is merely an illustration based on assumptions and estimates at the time of offering and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this Offering, including those listed in Exhibit C - Risks of Investing

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on employees at the end of the fiscal year, not those you intend to hire.
- Include both full-time and part-time employees.

- Include only people who are W-2 employees for tax purposes. Don’t include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statements:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Associated with COVID-19:

During the year ended December 31, 2020, the outbreak of COVID-19 has disrupted businesses and has slowed economic activity. We have been impacted by the COVID-19 pandemic and, in response, have made operational and fiscal changes to:

1. comply with governmental mandates on construction activity;
2. protect our employees and contractors; and
3. minimize the financial impact on us.

The extent to which COVID-19 impacts our business, operations and fiscal performance has depended and will continue to depend on numerous evolving factors, many of which are not within management’s control, and that we are unable to predict at this time, including but not limited to:

1. the duration and scope of the pandemic;
2. the pandemic’s impact on current and future economic activity;
3. the cost of construction materials; and
4. the actions of governments, businesses and individuals in response to the COVID-19 pandemic.

Some of the specific operational and fiscal changes we have made in response to the COVID-19 pandemic include:

1. comply with COVID-19 construction protocols; and
2. increased our material budget.

See Exhibit C for more robust Risks of Investing.

§227.201(m) – Terms of the Securities

Company Instructions

This section should be the same as (m) Terms of Securities in Form C unless something has changed.

Overview

In its Regulation Crowdfunding offering, the Company sold "securities" in the form of limited liability company interests, which we refer to as "LLC Interests." Ownership of the LLC Interest is governed by the Limited Liability Company Agreement of the Company dated January 2, 2020 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement."

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

1. First, the Available Cash shall be distributed to the Investor Members pro rata in accordance with their percentage interests until they have received their Priority Return of 7% for the current year.
2. Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members, pro rata in accordance with their percentage interests until they have received any shortfall in their Priority Return for any prior year.
3. Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members, pro rata in accordance with their percentage interests until they have received a full return of their Unreturned Investment.
4. Fourth, the balance of the Available Cash, if any, shall be distributed to the Investor Members:
    a. 70% to the Investor Members; and
    b. 30% to the Manager.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you are not personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager controls all aspects of the Company's business. For all practical purposes you are a passive investor.

No Right to Transfer

Investor Shares are illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager has the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for LLC Interests, as there would be for a publicly-traded stock.
- For a period of one year, you aren't allowed to transfer the LLC Interests except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your LLC Interests until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only one class of securities. The Investors in this Offering (which includes the Sponsor and may include its affiliates) will own all the LLC Interests.

Whereas the Investors have no right to vote or otherwise participate in the management of the Company, the Manager, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the LLC Interests. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the LLC Interests.

The Person Who Controls the Company

Gregory Reaves and Brian Murray co-manage Sharswood 1 SPNSRS, which owns 0.01% of the Company and is the manager of the Company. Sharswood 1 SPNSRS has complete control over the Company and

will issue the remaining 99.99% LLC Interests to Investors. Therefore, Mr. Reaves and Mr. Murray effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether to transfer its ownership in the ground lease that provides a legal interest in the land owned by PHA, which affects when (if ever) you will get your money back. If the Manager sells its interest in the ground lease "too soon," you could miss out on the opportunity for greater value. If the Manager sells its interest in the ground lease "too late," you could miss out on a favorable market or purchaser.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the Project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the Project. A refinancing could raise money to distribute, but it could also add risk to the Project.
- The Manager could decide to assign its interest in the ground lease, including the terms of any arrangement.
- The Manager decides how much of its own time to invest in the Project.
- The Manager could decide to raise more money from other investors and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the LLC Interests was determined by the Manager based on the Manager's opinion about the value of the Project.

The Manager doesn't expect there to be any reason to place a value on the LLC Interests in the future. If we had to place a value on the LLC Interests, it would be based on the amount of money the owners of the LLC Interests would receive if the interest in the ground lease is sold, the fair market value of the Project Entity as determined by the Manager. Such valuation may be based on independent appraisal(s), management's informed estimates of value or the implied price from a negotiated transaction for the sale of additional Interests to a subsequent Investor.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Commonwealth Cornerstone Group, Ltd. XLVII	$11,493,900	1.983%	10/31/2030	Loan A - CCG XLVII
Commonwealth Cornerstone Group, Ltd. XLVII	$4,676,100	1.983%	10/31/2055	Loan B - CCG XLVII
PIDC-RDC SUB CDE 34, LP	$6,841,000	1.983%	10/31/2030	PIDC Loan A
PIDC-RDC SUB CDE 34, LP	$2,859,000	1.983%	10/31/2055	PIDC Loan B
COCRF SubCDE 92, LLC	$631,800	1.983%	10/31/2055	Loan B - COCRF 92
COCRF SubCDE 92, LLC	$1,368,200	1.983%	10/31/2030	Loan A COCRF 92

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $27,870,000 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
12/20/2019	Rule 506(c)	Preferred Stock	$945,000	Hard Costs

227.201(r) – Transactions Between the Company and “Insiders”

Company Instructions

- The term “transaction” means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
    - Anyone listed in your answer to question 227.201(b); or
    - Anyone listed in your answer to question 227.201(c); or
    - If the Company was organized within the last three years, any promotor you’ve used; or
    - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can’t stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
    - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider’s Interest in Transaction
Development fee	When project is stabilized	Sharswood Partners	Sponsor	5 - 7% of total project costs
Asset management fee	When the project is operational	Sharswood Partners	Sponsor	0.15% of total project cost per annum
Impact management fee	When the project is operational	Sharswood 1 SPNSRS	Manager	$15,000 per annum
Commercial property management fee	When the project is operational	Sharswood 1 SPNSRS	Manager	4% of gross annual revenue

227.201(s) – The Company's Financial Condition

Operations

During the 2020 fiscal year, the Company closed on financing with the purpose of constructing a mixed-use and mixed-income development in the Sharswood Neighborhood. Following the closing on October 28th, 2020, the company began construction on the project by breaking ground and preparing the site for development.

Liquidity

The balance sheet attached reflects our cash on hand. See *Exhibit B: Financial Statements,* attached.

Capital Resources

At the end of 2020, the project had $25,784,283.03 of unrestricted operating cash and $447,500 of restricted cash for a total of $26,231,783.03.

Changes and Trends

Since the date we registered Form C with the SEC, the project has encountered several unforeseen site conditions and has been impacted by increased material pricing. In particular, the cost of lumber has risen significantly during 2020, which has increased the anticipated construction costs of the project's modules. Additionally, the project encountered unexpected soil conditions that will need to be addressed and have increased the project's budget.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: OPERATING PRO-FORMA

Sharswood Mixed-Use Project
$28,500,000 NMTC Investment
Projected QALICB POB Operating
Cash Flow

Year						1	2	3	4	5	6	7	8	9	10	11	12	13
Residential Rent	Units	Mo. Rent	Rent PSF	Inc.												Market Rent		
Studio - NMTC Affordable 80%	3	$1,284.00	$3.41	3.00%		46,224	47,611	49,039	50,510	52,025	53,586	55,194	56,850	58,556	60,313	62,122	63,986	65,906
Studio	3	$1,149.20	$2.60	3.00%		41,371	42,612	43,890	45,207	46,563	47,960	49,399	50,881	52,407	53,979	55,598	57,266	58,984
Studio	9	$1,024.40	$2.60	3.00%		110,635	113,954	117,373	120,894	124,521	128,257	132,105	136,068	140,150	144,355	148,686	153,147	157,741
Studio	3	$1,293.60	$2.40	3.00%		46,570	47,967	49,406	50,888	52,415	53,987	55,607	57,275	58,993	60,763	62,586	64,464	66,398
1 BR	13	$1,442.25	$2.25	3.00%		224,991	231,741	238,693	245,854	253,230	260,827	268,652	276,712	285,013	293,563	302,370	311,441	320,784
1 BR - NMTC Affordable 80%	19	$1,369.00	$2.11	3.00%		312,132	321,496	331,141	341,075	351,307	361,846	372,701	383,882	395,398	407,260	419,478	432,062	445,024
1 BR	2	$1,525.15	$2.35	3.00%		36,604	37,702	38,833	39,998	41,198	42,434	43,707	45,018	46,369	47,760	49,193	50,669	52,189
1 BR - PHA Affordable 60% *	6	$1,007.00	$1.90	3.00%		72,504	74,679	76,919	79,227	81,604	84,052	86,574	89,171	91,846	94,601	147,699	152,130	156,694
1 BR	2	$1,526.40	$2.40	3.00%		36,634	37,733	38,865	40,031	41,232	42,469	43,743	45,055	46,407	47,799	49,233	50,710	52,231
1 BR - PHA Affordable 60% *	8	$1,007.00	$1.60	3.00%		96,672	99,572	102,559	105,636	108,805	112,069	115,431	118,894	122,461	126,135	196,932	202,840	208,925
1 BR	4	$1,538.40	$2.40	3.00%		73,843	76,058	78,340	80,690	83,111	85,604	88,172	90,817	93,542	96,348	99,238	102,215	105,281
1 BR - PHA Affordable 60% *	2	$1,199.00	$1.29	3.00%		28,776	29,639	30,528	31,444	32,387	33,359	34,360	35,391	36,453	37,547	54,399	56,031	57,712
2 BR	2	$1,753.80	$1.85	3.00%		42,091	43,354	44,655	45,995	47,375	48,796	50,260	51,768	53,321	54,921	56,569	58,266	60,014
2 BR	3	$1,701.00	$1.80	3.00%		61,236	63,073	64,965	66,914	68,921	70,989	73,119	75,313	77,572	79,899	82,296	84,765	87,308
2 BR	7	$1,686.60	$1.80	3.00%		141,674	145,924	150,302	154,811	159,455	164,239	169,166	174,241	179,468	184,852	190,398	196,110	201,993
2 BR	9	$1,710.00	$1.80	3.00%		184,680	190,220	195,927	201,805	207,859	214,095	220,518	227,134	233,948	240,966	248,195	255,641	263,310
3 BR - NMTC Affordable 80%	2	$1,879.00	$1.72	3.00%		45,096	46,449	47,842	49,277	50,755	52,278	53,846	55,461	57,125	58,839	60,604	62,422	64,295
3 BR - PHA Affordable 60% *	1	$1,377.00	$1.26	3.00%		16,524	17,020	17,531	18,057	18,599	19,157	19,732	20,324	20,934	21,562	30,302	31,211	32,147
Subtotal	98					1,618,257	1,666,804	1,716,808	1,768,313	1,821,362	1,876,004	1,932,286	1,990,255	2,049,963	2,111,462	2,315,898	2,385,376	2,456,936
* Increase to market in year 11																		
					12/31/22													
Gross Potential Residential Rent					1,213,693	1,618,257	1,666,804	1,716,808	1,768,313	1,821,362	1,876,004	1,932,286	1,990,255	2,049,963	2,111,462	2,315,898	2,385,376	2,456,936
Less Lease-Up					(581,829)	(602,315)	0	0	0	0	0	0	0	0	0	0	0	0
Net Post Lease-Up					631,863	1,015,942	1,666,804	1,716,808	1,768,313	1,821,362	1,876,004	1,932,286	1,990,255	2,049,963	2,111,462	2,315,898	2,385,376	2,456,936
Less Vacancy					0	0	(83,340)	(85,840)	(88,416)	(91,068)	(93,800)	(96,614)	(99,513)	(102,498)	(105,573)	(115,795)	(119,269)	(122,847)
Residential Effective Gross Income					631,863	1,015,942	1,583,464	1,630,968	1,679,897	1,730,294	1,782,204	1,835,672	1,890,742	1,947,465	2,005,889	2,200,103	2,266,107	2,334,089
Residential Vacancy Rate					47.94%	37.22%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Commercial Rent	Rent PSF	SF	Inc.	Yr.	12/31/22													
A: Wing Stop	$23.50	1,600			28,200	37,600	37,600	37,600	37,600	37,600	37,600	37,600	40,000	40,000	40,000	42,400	42,400	42,400
A: Commercial Speculative Tenant	$23.00	10,572	10.0%	Every 6th	182,367	243,156	243,156	243,156	243,156	243,156	267,472	267,472	267,472	267,472	267,472	294,219	294,219	294,219
B: Santander	$23.00	1,860			32,085	42,780	42,780	42,780	42,780	42,780	47,058	47,058	47,058	47,058	47,058	51,764	51,764	51,764
C: Grocery Outlet	$14.50	16,500	3/mo abatement		89,719	179,438	239,250	239,250	239,250	239,250	251,130	251,130	251,130	251,130	251,130	263,670	263,670	263,670
Gross Potential Commercial Rent					332,371	502,974	562,786	562,786	562,786	562,786	603,260	603,260	605,660	605,660	605,660	652,053	652,053	652,053
Recoverable CAM	$4.50	30,532	3.0%		103,046	137,394	141,516	145,761	150,134	154,638	159,277	164,055	168,977	174,046	179,267	184,645	190,184	195,890
Less: Lease-Up Vacancy					(57,485)	(79,951)	0	0	0	0	0	0	0	0	0	0	0	0
Net Post Lease-Up Income					377,931	560,417	704,302	708,547	712,920	717,424	762,537	767,315	774,637	779,706	784,927	836,698	842,237	847,943
Less: Stabilized Vacancy					0	0	(27,735)	(27,837)	(27,943)	(28,052)	(30,595)	(30,711)	(30,830)	(30,952)	(31,078)	(33,883)	(34,017)	(34,155)
Commercial Effective Gross Income					377,931	560,417	676,567	680,710	684,977	689,372	731,942	736,604	743,807	748,754	753,849	802,815	808,220	813,788
Commercial Vacancy Rate - Applied to Speculative Tenants					33.3%	27.5%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
					12/31/22													
Residential Effective Gross Income					631,863	1,015,942	1,583,464	1,630,968	1,679,897	1,730,294	1,782,204	1,835,672	1,890,742	1,947,465	2,005,889	2,200,103	2,266,107	2,334,089
Commercial Effective Gross Income					377,931	560,417	676,567	680,710	684,977	689,372	731,942	736,604	743,807	748,754	753,849	802,815	808,220	813,788
Effective Rental Income					1,009,794	1,576,358	2,260,031	2,311,678	2,364,874	2,419,666	2,514,146	2,572,276	2,634,549	2,696,219	2,759,738	3,002,918	3,074,327	3,147,877
Percent Residential *					62.6%	64.4%	70.1%	70.6%	71.0%	71.5%	70.9%	71.4%	71.8%	72.2%	72.7%	73.3%	73.7%	74.1%
Percent Commercial *					37.4%	35.6%	29.9%	29.4%	29.0%	28.5%	29.1%	28.6%	28.2%	27.8%	27.3%	26.7%	26.3%	25.9%

* Project consists of several buildings financed and depreciated as a single asset.

Sharswood Mixed-Use Project
$28,500,000 NMTC Investment
Projected QALICB POB Operating
Cash Flow

Year				1	2	3	4	5	6	7	8	9	10	11	12	13
Residential Expenses			Ann. Inc.													
Property Management Fee	6.00%	Residential EGI		(60,957)	(95,008)	(97,858)	(100,794)	(103,818)	(106,932)	(110,140)	(113,445)	(116,848)	(120,353)	(132,006)	(135,966)	(140,045)
Repairs & Maintenance	### #####	Unit	2.75%	(49,000)	(50,348)	(51,733)	(53,156)	(54,618)	(56,120)	(57,663)	(59,249)	(60,878)	(62,552)	(64,272)	(66,039)	(67,855)
Water	### #####	Unit	2.75%	(35,280)	(36,250)	(37,247)	(38,271)	(39,323)	(40,404)	(41,515)	(42,657)	(43,830)	(45,035)	(46,273)	(47,546)	(48,854)
Marketing	1.0%	Residential EGI		(10,159)	(15,835)	(16,310)	(16,799)	(17,303)	(17,822)	(18,357)	(18,907)	(19,475)	(20,059)	(22,001)	(22,661)	(23,341)
Trash Removal	1.0%	Residential EGI		(10,159)	(15,835)	(16,310)	(16,799)	(17,303)	(17,822)	(18,357)	(18,907)	(19,475)	(20,059)	(22,001)	(22,661)	(23,341)
Leasing Commissions	25.0%	Turnover		(21,165)	(34,725)	(35,767)	(36,840)	(37,945)	(39,083)	(40,256)	(41,464)	(42,708)	(43,989)	(48,248)	(49,695)	(51,186)
Total Residential Expenses				(186,720)	(248,001)	(255,225)	(262,659)	(270,310)	(278,183)	(286,288)	(294,629)	(303,214)	(312,047)	(334,801)	(344,568)	(354,622)
Commercial Expenses			Ann. Inc.													
Property Management Fee	6.0%	Commercial EGI		(33,625)	(40,594)	(40,843)	(41,099)	(41,362)	(43,917)	(44,196)	(44,628)	(44,925)	(45,231)	(48,169)	(48,493)	(48,827)
Repairs & Maintenance	$1.14	Per SF	3.0%	(34,887)	(35,934)	(37,012)	(38,122)	(39,266)	(40,444)	(41,657)	(42,907)	(44,194)	(45,520)	(46,886)	(48,293)	(49,742)
Total Commercial Expenses				(68,512)	(76,528)	(77,855)	(79,221)	(80,628)	(84,361)	(85,853)	(87,535)	(89,119)	(90,751)	(95,055)	(96,786)	(98,569)
Common Expenses	Year 10		Ann. Inc.													
Real Estate Taxes *	308,967		3.0%	(14,737)	(38,334)	(63,103)	(89,086)	(116,329)	(144,877)	(174,781)	(206,090)	(238,854)	(273,128)	(308,967)	(318,236)	(327,783)
Insurance			3.0%	(40,000)	(41,200)	(42,436)	(43,709)	(45,020)	(46,371)	(47,762)	(49,195)	(50,671)	(52,191)	(53,757)	(55,370)	(57,031)
Landscaping			3.0%	(20,000)	(20,600)	(21,218)	(21,855)	(22,511)	(23,186)	(23,882)	(24,598)	(25,336)	(26,096)	(26,879)	(27,685)	(28,516)
Snow Removal			3.0%	(20,000)	(20,600)	(21,218)	(21,855)	(22,511)	(23,186)	(23,882)	(24,598)	(25,336)	(26,096)	(26,879)	(27,685)	(28,516)
Janitorial			3.0%	(50,000)	(51,500)	(53,045)	(54,636)	(56,275)	(57,963)	(59,702)	(61,493)	(63,338)	(65,238)	(67,195)	(69,211)	(71,287)
Security			3.0%	(100,000)	(103,000)	(106,090)	(109,273)	(112,551)	(115,928)	(119,406)	(122,988)	(126,678)	(130,478)	(134,392)	(138,424)	(142,577)
Common Area Electric			3.0%	(30,000)	(30,900)	(31,827)	(32,782)	(33,765)	(34,778)	(35,821)	(36,896)	(38,003)	(39,143)	(40,317)	(41,527)	(42,773)
Common Water			3.0%	(10,000)	(10,300)	(10,609)	(10,927)	(11,255)	(11,593)	(11,941)	(12,299)	(12,668)	(13,048)	(13,439)	(13,842)	(14,257)
Accounting & Legal - Included in Asset Mgt.			3.0%	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Common Expenses				(284,737)	(316,434)	(349,546)	(384,123)	(420,217)	(457,882)	(497,177)	(538,157)	(580,884)	(625,418)	(671,825)	(691,980)	(712,740)
Total Expenses				(539,969)	(640,963)	(682,626)	(726,003)	(771,155)	(820,426)	(869,318)	(920,321)	(973,217)	(1,028,216)	(1,101,681)	(1,133,334)	(1,165,931)
* RE Tax Abatement - 10 Years																
Other Income (Expense)	SF	Per SF	Ann. Inc.													
PHA CAM Contribution	71,401	$1.00	3.0%	71,401	73,543	75,749	78,021	80,362	82,773	85,256	87,814	90,448	93,161	95,956	98,835	101,800
Non-POB CAM Contribution				59,522	61,307	63,146	65,041	66,992	40,251	0	0	0	0	0	0	0
Urgent Care CAM Contribution				0	0	0	0	0	13,842	36,071	39,044	42,144	45,375	48,742	50,205	51,711
Impact Management Fee			0.0%	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)	(15,000)
Asset Management Fee	0.15%	Project Cost		(56,842)	(56,842)	(56,842)	(56,842)	(56,842)	(56,842)	(56,842)	(56,842)	(56,842)	(56,842)	(56,842)	(56,842)	(56,842)
Net Other Income (Expense)				59,081	63,008	67,053	71,220	75,512	65,024	49,485	55,016	60,750	66,694	72,856	77,198	81,669
Net Operating Income				1,095,470	1,682,076	1,696,105	1,710,091	1,724,023	1,758,744	1,752,443	1,769,245	1,783,752	1,798,216	1,974,094	2,018,190	2,063,615
Fiscal Year Conversion			Year Ended	12/31/22	12/31/23	12/31/24	12/31/25	12/31/26	12/31/27	12/31/28	12/31/29	12/31/30	12/31/31	12/31/32	12/31/33	12/31/34
Placed In Service		04/01/22		821,602	1,261,557	1,272,079	1,282,568	1,293,018	1,319,058	1,314,333	1,326,934	1,337,814	1,348,662	1,480,570	1,513,643	1,547,711
Month Fiscal Year End		12		0	273,867	420,519	424,026	427,523	431,006	439,686	438,111	442,311	445,938	449,554	493,523	504,548
Month PIS Date		4		821,602	1,535,424	1,692,598	1,706,594	1,720,540	1,750,064	1,754,019	1,765,044	1,780,125	1,794,600	1,930,124	2,007,166	2,052,259

Sharswood Mixed-Use Project
$28,500,000 NMTC Investment
Projected QALICB POB Operating
Cash Flow

Year					14	15	16	17	18	19	20	21	22	23	24	25	26	27
Residential Rent	Units	Mo. Rent	Rent PSF	Inc.														
Studio - NMTC Affordable 80%	3	$1,284.00	$3.41	3.00%	67,883	69,919	72,017	74,178	76,403	78,695	78,695	81,056	83,488	85,993	85,993	88,573	91,230	93,967
Studio	3	$1,149.20	$2.60	3.00%	60,754	62,577	64,454	66,388	68,380	70,431	70,431	72,544	74,720	76,962	76,962	79,271	81,649	84,098
Studio	9	$1,024.40	$2.60	3.00%	162,473	167,347	172,367	177,538	182,864	188,350	188,350	194,001	199,821	205,816	205,816	211,990	218,350	224,901
Studio	3	$1,293.60	$2.40	3.00%	68,390	70,442	72,555	74,732	76,974	79,283	79,283	81,661	84,111	86,634	86,634	89,233	91,910	94,667
1 BR	13	$1,442.25	$2.25	3.00%	330,408	340,320	350,530	361,046	371,877	383,033	383,033	394,524	406,360	418,551	418,551	431,108	444,041	457,362
1 BR - NMTC Affordable 80%	19	$1,369.00	$2.11	3.00%	458,375	472,126	486,290	500,879	515,905	531,382	531,382	547,323	563,743	580,655	580,655	598,075	616,017	634,498
1 BR	2	$1,525.15	$2.35	3.00%	53,755	55,368	57,029	58,740	60,502	62,317	62,317	64,187	66,113	68,096	68,096	70,139	72,243	74,410
1 BR - PHA Affordable 60% *	6	$1,007.00	$1.90	3.00%	161,395	166,237	171,224	176,361	181,652	187,102	187,102	192,715	198,496	204,451	204,451	210,585	216,903	223,410
1 BR	2	$1,526.40	$2.40	3.00%	53,798	55,412	57,074	58,786	60,550	62,367	62,367	64,238	66,165	68,150	68,150	70,195	72,301	74,470
1 BR - PHA Affordable 60% *	8	$1,007.00	$1.60	3.00%	215,193	221,649	228,298	235,147	242,201	249,467	249,467	256,951	264,660	272,600	272,600	280,778	289,201	297,877
1 BR	4	$1,538.40	$2.40	3.00%	108,439	111,692	115,043	118,494	122,049	125,710	125,710	129,481	133,365	137,366	137,366	141,487	145,732	150,104
1 BR - PHA Affordable 60% *	2	$1,199.00	$1.29	3.00%	59,443	61,226	63,063	64,955	66,904	68,911	68,911	70,978	73,107	75,300	75,300	77,559	79,886	82,283
2 BR	2	$1,753.80	$1.85	3.00%	61,814	63,668	65,578	67,545	69,571	71,658	71,658	73,808	76,022	78,303	78,303	80,652	83,072	85,564
2 BR	3	$1,701.00	$1.80	3.00%	89,927	92,625	95,404	98,266	101,214	104,250	104,250	107,378	110,599	113,917	113,917	117,335	120,855	124,481
2 BR	7	$1,686.60	$1.80	3.00%	208,053	214,295	220,724	227,346	234,166	241,191	241,191	248,427	255,880	263,556	263,556	271,463	279,607	287,995
2 BR	9	$1,710.00	$1.80	3.00%	271,209	279,345	287,725	296,357	305,248	314,405	314,405	323,837	333,552	343,559	343,559	353,866	364,482	375,416
3 BR - NMTC Affordable 80%	2	$1,879.00	$1.72	3.00%	66,224	68,211	70,257	72,365	74,536	76,772	76,772	79,075	81,447	83,890	83,890	86,407	88,999	91,669
3 BR - PHA Affordable 60% *	1	$1,377.00	$1.26	3.00%	33,111	34,104	35,127	36,181	37,266	38,384	38,384	39,536	40,722	41,944	41,944	43,202	44,498	45,833
Subtotal	98				2,530,644	2,606,563	2,684,759	2,765,304	2,848,262	2,933,708	2,933,708	3,021,720	3,112,371	3,205,743	3,205,743	3,301,918	3,400,976	3,503,005
* Increase to market in year 11																		
Gross Potential Residential Rent					2,530,644	2,606,563	2,684,759	2,765,304	2,848,262	2,933,708	2,933,708	3,021,720	3,112,371	3,205,743	3,205,743	3,301,918	3,400,976	3,503,005
Less Lease-Up					0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Post Lease-Up					2,530,644	2,606,563	2,684,759	2,765,304	2,848,262	2,933,708	2,933,708	3,021,720	3,112,371	3,205,743	3,205,743	3,301,918	3,400,976	3,503,005
Less Vacancy					(126,532)	(130,328)	(134,238)	(138,265)	(256,344)	(264,034)	(264,034)	(271,955)	(280,113)	(288,517)	(288,517)	(297,173)	(306,088)	(315,270)
Residential Effective Gross Income					2,404,112	2,476,235	2,550,521	2,627,039	2,591,918	2,669,674	2,669,674	2,749,765	2,832,258	2,917,226	2,917,226	3,004,745	3,094,888	3,187,735
Residential Vacancy Rate					5.0%	5.0%	5.0%	5.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%
Commercial Rent	Rent PSF	SF	Inc.	Yr.														
A: Wing Stop	$23.50	1,600			42,400	42,400	44,800	44,800	44,800	44,800	44,800	44,800	45,920	47,068	48,245	49,451	50,687	51,954
A: Commercial Speculative Tenant	$23.00	10,572	10.0%	Every 6th	294,219	294,219	323,641	323,641	323,641	323,641	323,641	356,005	356,005	356,005	356,005	356,005	391,606	391,606
B: Santander	$23.00	1,860			51,764	51,764	56,935	56,935	56,935	56,935	56,935	62,626	62,626	62,626	62,626	62,626	68,894	68,894
C: Grocery Outlet	$14.50	16,500	3/mo abatement		263,670	263,670	276,870	276,870	276,870	276,870	276,870	290,730	290,730	290,730	290,730	297,998	305,448	313,084
Gross Potential Commercial Rent					652,053	652,053	702,246	702,246	702,246	702,246	702,246	754,161	755,281	756,429	757,606	766,080	816,635	825,538
Recoverable CAM	$4.50	30,532	3.0%		201,767	207,820	214,055	220,477	227,091	233,904	240,921	248,149	255,593	263,261	271,159	279,294	287,673	296,303
Less: Lease-Up Vacancy					0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Post Lease-Up Income					853,820	859,873	916,301	922,723	929,337	936,150	943,167	1,002,310	1,010,874	1,019,690	1,028,765	1,045,374	1,104,308	1,121,841
Less: Stabilized Vacancy					(34,297)	(34,443)	(37,536)	(37,691)	(37,851)	(38,015)	(38,185)	(41,596)	(41,776)	(41,961)	(42,152)	(42,348)	(46,111)	(46,319)
Commercial Effective Gross Income					819,523	825,430	878,765	885,032	891,486	898,135	904,982	960,714	969,098	977,729	986,613	1,003,026	1,058,197	1,075,522
Commercial Vacancy Rate - Applied to Speculative Tenants					10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Residential Effective Gross Income					2,404,112	2,476,235	2,550,521	2,627,039	2,591,918	2,669,674	2,669,674	2,749,765	2,832,258	2,917,226	2,917,226	3,004,745	3,094,888	3,187,735
Commercial Effective Gross Income					819,523	825,430	878,765	885,032	891,486	898,135	904,982	960,714	969,098	977,729	986,613	1,003,026	1,058,197	1,075,522
Effective Rental Income					3,223,635	3,301,665	3,429,286	3,512,071	3,483,404	3,567,809	3,574,656	3,710,479	3,801,356	3,894,955	3,903,839	4,007,771	4,153,085	4,263,257
Percent Residential *					74.6%	75.0%	74.4%	74.8%	74.4%	74.8%	74.7%	74.1%	74.5%	74.9%	74.7%	75.0%	74.5%	74.8%
Percent Commercial *					25.4%	25.0%	25.6%	25.2%	25.6%	25.2%	25.3%	25.9%	25.5%	25.1%	25.3%	25.0%	25.5%	25.2%

* Project consists of several buildings financed and depreciated as a single asset.

EXHIBIT B: FINANCIAL STATEMENTS

13 day of April, 2021

I, Brian Murray, certify that:

1. The financial statements of Sharswood 1 CF, LLC included in this Form are true and complete in all material respects; and
2. Sharswood 1 CF, LLC was formed in 2019, and the first tax return filed for 2020.

SHARSWOOD 1 CF, LLC
BY: SHARSWOOD 1, SPNSRS, LLC

By: ______________________________

Name: J. Brian Murray
Title: Managing Member

Sharswood 1 CF LLC
Unaudited Cash Flow Statement
Jan 2020 - Dec 2020

Net Income	(3,403.59)
Adjustments to Net Income	-
Cash Flow from Operations	**(3,403.59)**
Investment in Sharswood 1 LLC	(56,250.00)
Cash Flow from Investing	**(56,250.00)**
Equity Capital Paid-In	56,250.00
Incr/(Decr) in Borrowings	3,496.00
Cash Flow from Financing	**59,746.00**
Change in Cash	**92.41**
Beginning Cash	-
Change in Cash	92.41
Ending Cash	**92.41**

Sharswood 1 CF LLC

Unaudited Balance Sheet

Jan 2020 - Dec 2020

ASSETS	
CASH & CASH EQUIVALENTS	
UNRESTRICTED CASH	
Operating Cash	92.41
TOTAL UNRESTRICTED CASH	92.41
TOTAL CASH & CASH EQUIVALENTS	92.41
INVESTMENTS	
Inv in Sharswood 1 LLC - Cost	56,250.00
TOTAL INVESTMENTS	56,250.00
TOTAL ASSETS	56,342.41
LIABILITIES AND CAPITAL	
LIABILITIES	
INTERCOMPANY	
Due to Sharswood 1 LLC	3,496.00
TOTAL INTERCOMPANY	3,496.00
TOTAL LIABILITIES	3,496.00
EQUITY	
PAID-IN CAPITAL (PIC)	
PIC - Non-Accredited	56,250.00
TOTAL PAID-IN CAPITAL (PIC)	56,250.00
Retained Earnings (Calculated)	-3,403.59
TOTAL RETAINED EARNINGS	-3,403.59
TOTAL EQUITY	52,846.41
TOTAL LIABILITIES AND CAPITAL	56,342.41

Sharswood 1 CF LLC

Unaudited Income Statement

Jan 2020 - Dec 2020

		Year to Date
Revenue	$	-
Administrative Expenses	$	3,403.59
Net Income /(Loss)	$	(3,403.59)

Exhibit C: Risks of Investing

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

You Might Lose Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying the Interests is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond its control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Our assets will consist of an investment in the Project Entity and its real estate development project. Real estate transactions can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. In the event of a downturn in the real estate market, the rental market may collapse or the value of the Project may be less than the costs of land acquisition and construction and, hence, the Project Entity and the Company would be unable to make distributions.

Incomplete Due Diligence: We have performed significant "due diligence" on the Project. However, due diligence is as much an art as it is a science. As a practical matter, it is simply impossible to review all of the information about a given real estate asset and there is no assurance that all of the information the Company has reviewed will be accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Company cannot verify all the information it receives independently. It is also possible that the Company reached inaccurate conclusions about the information it reviewed.

Financial Difficulties of Tenants: If a tenant experiences financial difficulty it might be unable to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: Our economic models assume certain occupancy levels and average rentals. There is no guarantee we will achieve or sustain these levels. For example, a deterioration in general economic conditions could put downward pressure on rents and occupancy levels, or prevent us from raising rents in the future. Competition, especially from newer buildings with greater amenities, could have the same effect.

Property Value Could Decline: The value of the Project could decline, perhaps significantly. Factors that could cause the value of the real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from new and existing properties
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in the local neighborhood
- Fires, floods and other casualties
- Uninsured losses
- Undisclosed defects in the Project
- Regulatory changes

Environmental Risks: We have performed customary environmental investigations of the Project, which revealed recognized environmental conditions related to soil concentrations that exceed Pennsylvania Department of Environmental Protection (PADEP) regulatory limits. We intend to comply with PADEP regulations to resolve the concentrations of contamination. These investigations are, by nature, not conclusive, and do not come with guaranties. Moreover, under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. Failure to properly remediate the land could have an adverse effect on the Project or the value of the land could decline significantly.

Liability for Personal Injury: As the owner of real estate, the Project Entity faces significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Project Entity will carry insurance against potential liability, and will transfer liability to tenants *via* lease contracts, it is possible that the Project Entity could suffer a liability in excess of its insurance coverage.

Financial Difficulties of Tenants: If the Project Entity's tenants experience financial difficulty the tenants might be unable to pay rent. Although we would ultimately have the legal right to evict a non-paying

tenant and recover our damages, eviction proceedings can be long and expensive and if the tenants are unable to pay their rent it is unlikely we could recover the damages due to us.

We Do Not Own the Real Estate and Never Will: We do not own the real estate that the Project will be developed on. The land is owned by the Philadelphia Housing Authority (PHA) and will always be owned by PHA. We will never acquire the land. Our interest in the land arises as a result of a ground lease. We will secure a leasehold mortgage based on our interest in the ground lease. At some point determined by the Manager, we will seek to dispose of our ground lease interest. However, there is no guarantee that there will be a market or any purchasers that will purchase our ground lease interest.

We are the Tenant of a Ground Lease: We do not have fee ownership of the land, we are subject to the default, termination and reversion terms outlined in the ground lease landlord, which could materially impact our ability to continue to operate the Project and ultimately provide distributions to Investors.

No Guarantee PHA will Exercise its Option to Acquire the Project: PHA has tentatively requested an option to acquire the Project; however, PHA has not executed in formal agreement embodying the option. PHA is subject to a budget that may need to be approved by federal or state agencies and may not have the funding available to acquire the Project. Furthermore, PHA may not offer the most advantageous terms. We may need to consider all potential purchasers.

Governmental Approvals may be Required: PHA is a housing authority and may require additional federal or state governmental approvals or consents to provide the leverage loan financing, execute the ground lease and operating agreement and enter into the contemplated transaction. Delays on the part of PHA may delay closing or change the structure of the contemplated transaction.

Risks Associated with New Markets Tax Credits: Failure of the Project Entity to comply with the requirements of the NMTC program may result in significant losses, a recapture event or impair our financial condition. The Code limits the use of the NMTC program to commercial real estate and prohibits transactions where the project could be deemed as residential rental property, as defined in Section 168 of the Code. The Project Entity must monitor rental income from the residential portion of the Project and the commercial portion of the Project to maintain compliance with the NMTC program.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if the Project Entity carries adequate insurance.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured, or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project were damaged or destroyed as a result of an uninsured or under-insured risk, we may suffer significant losses.

Need for Additional Capital: The Project Entity might need more capital, whether to finance cost overruns, to pay for improvements, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan

might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors, effectively diluting the interests of Investors.

No Right to Participate in Management: Investors will have no right to participate in the management of the Company or the Project Entity. You should consider buying the Interests only if you are willing to entrust all aspects of the Company's business to the Manager and all aspects of the Project Entity's business to the Manager.

Reliance on Management Team: Mosaic and Shift are small companies, with a handful of principals. If a key member of the management team were to die, become seriously ill, leave the Manager or become unavailable for any reason, it could damage our prospects and our ability to make the expected distributions on the Interests and it may be difficult or impossible for us to find a suitable replacement. The principals of Mosaic and Shift may engage in other business activities, investments, or ventures, independently or with others, and are not obligated to devote more than a portion of their time to our affairs.

Subordination to Senior Lenders: The Project Entity intends to borrow money, giving the lender a leasehold on the Project. If the Project Entity went bankrupt, the lender(s) would be paid first (up to the value of their security), before any amounts are distributed to Investors.

No Market for the Company's Interests; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Interests:

- There will be no public market for your Interests, meaning you could have a hard time finding a buyer.
- Under the Company LLC Agreement, the Interests may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.
- The Manager has the right to impose conditions on the sale of the Interests, and these conditions might not be acceptable to you.
- If you want to sell your Interests, the Manager has a first right of refusal to buy it.
- By law, you may not sell your Interests unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your Interests indefinitely.

No Registration Under Securities Laws: Neither the Company nor the Interests will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Interests are subject to the same degree of regulation and scrutiny as if they were registered.

Risk Associated with Escrow Account: When you invest, your money will be held in an FDIC insured account. Although the account will be held at one or more banks insured by the FDIC, the amount in any

such account could exceed the FDIC limits. If the bank holding the account became insolvent in that situation, you could lose some or all of your money. That is your risk, not ours.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, we will not provide nearly all of the information that would be required of a public reporting company.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Company will “pass through” the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors and/or between the Project Entity and Investor. For example:

- It might be in the best interest of Investors if the Manager devoted its full time and attention to the Project. However, the Project is only one of the projects the Manager and its team will manage.

- The fees to be paid by the Company to the Manager and by the Project Entity to the Manager were not negotiated at arm’s length.

The Investment Agreement and the Company LLC Agreement Limit Your Rights: The Investment Agreement would limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Interests:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Philadelphia, Pennsylvania, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys’ fees. If you won, we would be required to pay yours.

The Company LLC Agreement Limits Investor Rights: The Company LLC Agreement limits your rights in some important respects. For example:

- The Company LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the Company LLC Agreement waives any “fiduciary duties” the Manager would otherwise owe to Investors.

However, Investors do not waive acts deemed by a court of competent jurisdiction to be acts of willful misfeasance, bad faith or gross negligence.

● The Company LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

● The Company LLC Agreement doesn't allow Investors to remove the Manager, even if you think the Manager is doing a bad job.

● Disputes under the Company LLC Agreement will be governed by Delaware law and handled in Delaware courts.

● The Company LLC Agreement restricts your right to sell or otherwise transfer your Interests.

● The Company LLC Agreement allows the Manager to force a sale of your Interests, in connection with a sale of the whole Company.

● The Company LLC Agreement requires you to waive any contractual appraisal rights you might otherwise have under Delaware law, as well as any "dissenter's rights."

The Project LLC Agreement Limits Investor Rights: The Project LLC Agreement limits your rights in some important respects. For example:

● The Project LLC Agreement doesn't allow Investors to remove the Manager, even if you think the Manager is doing a bad job.

● The Project LLC Agreement restricts your right to sell or otherwise transfer your Interests.

● Disputes under the Project LLC Agreement will be resolved by mandatory arbitration and governed by Pennsylvania law and handled in Pennsylvania courts.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under the Company LLC Agreement, Investors will not have the right to participate in the management of the Company. Instead, Gregory Reaves and Brian Murray will manage all aspects of the Company and its business. Furthermore, if Mr. Reaves or Mr. Murray or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III of the 2012 JOBS Act does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance,

or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. The Company LLC Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.
- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Company LLC Agreement, Project LLC Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors

– has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos, and completely fails.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells its securities at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells its securities to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other protections for owners of our securities.

Risks Associated with COVID-19.

During the year ended December 31, 2020, the outbreak of COVID-19 has disrupted businesses and has slowed economic activity. We have been impacted by the COVID-19 pandemic and, in response, have made operational and fiscal changes to:

4. comply with governmental mandates on construction activity;
5. protect our employees and contractors; and
6. minimize the financial impact on us.

The extent to which COVID-19 impacts our business, operations and fiscal performance has depended and will continue to depend on numerous evolving factors, many of which are not within management's control, and that we are unable to predict at this time, including but not limited to:

5. the duration and scope of the pandemic;
6. the pandemic's impact on current and future economic activity;
7. the cost of construction materials; and
8. the actions of governments, businesses and individuals in response to the COVID-19 pandemic.

Some of the specific operational and fiscal changes we have made in response to the COVID-19 pandemic include:

3. comply with COVID-19 construction protocols; and
4. increased our material budget.

The foregoing are not necessarily the only risks of investing.
Please consult with your professional advisors.